SECU[redacted]SSION

04002538

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SEC FILE NUMBER
8 - 48160

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman 212-259-2060
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

111 Great Neck Road (Address) Great Neck (City) New York (State) 11021 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

RECEIVED MAR 1 2004 PROCESSING SECTION 187

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clifden Equities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

GILA KAPLAN
Notary Public, State of New York
No. 02KA6041446
Qualified in Kings County
Commission Expires 05/08/2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFDEN EQUITIES, LLC

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2003

CLIFDEN EQUITIES, LLC

INDEX

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
111 Great Neck Road • Suite 201 • Great Neck, NY 11021 • 516-482-4200 • fax 516-487-7049 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC (a limited liability company) as of December 31, 2003, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Great Neck, New York
February 4, 2004

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash	$ 71,939
Fees Receivable	1,030,459
Prepaid Expenses	15,609
Goodwill	17,250
Other Assets	3,300
TOTAL	$ 1,138,557
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued Expenses	$ 20,409
Commission Payable	941,917
TOTAL LIABILITIES	962,326
Commitments	
Member's Equity	176,231
TOTAL	$ 1,138,557

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Referral Fees	$1,564,190
Placement Fees	1,968,016
Total	3,532,206
EXPENSES	
Commission Expense and Benefits	3,349,133
Occupancy Costs	36,981
Professional Fees	63,542
Other Expenses	6,034
Total	3,455,690
Income Before Provision For Income Taxes	76,516
Provision For Income Taxes	2,800
NET INCOME	73,716
Member's Equity – Beginning of Year	127,515
Member's Contribution	10,000
Member's Distributions	(35,000)
Member's Equity – End of Year	$ 176,231

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating Activities:	
Net Income	$ 73,716
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Operating Assets and Liabilities:	
Fees Receivable	(925,104)
Other Receivable	51,813
Prepaid Expenses	(9,025)
Accrued Expenses	12,809
Commission Payable	848,735
Accrued Taxes Payable	(10,547)
Net Cash Provided By Operating Activities	42,397
Financing Activities:	
Member Distributions	(35,000)
Member's Contributions	10,000
Net Cash Used In Financing Activities	(25,000)
Net Increase In Cash and Cash Equivalents	17,397
Cash And Cash Equivalents at Beginning Of Year	54,542
Cash And Cash Equivalents at End Of Year	$ 71,939
Supplemental Disclosures of Cash Flow Data:	
Income Taxes Paid	$ 18,125

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in the business of private placements and related investment banking activities.

The financial statements include the accounts of the Company, which is a limited liability company established in New York State in June 2001. The Company began operations on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company has a special account for the exclusive benefit of customers and, accordingly, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Goodwill:
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill amortization ceased upon the adoption of the new standard. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

Referral Fees
The Company receives referral fees for security transactions placed with Pali Capital, Inc., a related party. These fees are received monthly but recognized on a trade-date basis as securities transactions occur.

Placement Fees
The Company receives quarterly and annual placement fees for the introduction of investors to Amici, LLC. The quarterly fees are based on the introduced asset values while the annual fees are based on the performance of the assets. Quarterly fees are received in advance each quarter, and the associated revenue is recognized on a monthly basis. Annual performance fees are recognized as revenue on an accrual basis.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes, and thus only city income tax expense has been recorded in the financial statements. Income of the Company is included on the member's federal and state income tax returns.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are measured by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur. Deferred income taxes were immaterial as of December 31, 2003.

NOTE 3 - COMMITMENTS:

Lease Commitments
The Company occupies an office facility leased from its Parent on a month-to-month basis, at a monthly rent of $2,625. Rent was $36,981 for the year ended December 31, 2003.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – RELATED PARTY TRANSACTIONS:

During 2003, the Company received $1,564,190 of referral fees from Pali Capital, Inc. The sole member of the Parent is also a stockholder of Pali Capital, Inc.'s Parent company.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $86,184 which was $21,997 in excess of its minimum required net capital of $64,187. The Company's net capital ratio was 11.17 to 1.

SCHEDULE I

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total Member's Equity		$ 176,231
Deductions		
A. Non-Allowable Assets		
Goodwill		17,250
Prepaid Expenses		15,609
Other Assets		3,300
Fees Receivable	$ 893,398	
Less Offsetting Commission Payable	(839,510)	53,888
		90,047
Net Capital		$ 86,184
AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES		$ 962,326
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 64,187
Excess Net Capital		$ 21,997
Net Capital Deficiency at 1,000%		$ (10,049)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.17 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2003)		
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report		$ 91,402
Net Audit Adjustments		(5,218)
NET CAPITAL PER ABOVE		$ 86,184

SCHEDULE I (continued)

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$ 948,667
Net Audit Adjustments	13,659
AGGREGATE INDEBTEDNESS PER ABOVE	$ 962,326

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

111 Great Neck Road • Suite 201 • Great Neck, NY 11021 • 516-482-4200 • fax 516-487-7049 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Clifden Equities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Clifden Equities, LLC (the "Company") as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Offices in New York, New Jersey, California and Cayman Islands
Worldwide Associations through Member Firms of SC International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Great Neck, New York
February 4, 2004